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Old Humble Distilling Company

Distillery

19103 Continental Parkway Ste C
Humble, TX 77346
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Data Room
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THE PITCH
Old Humble Distilling Company is seeking investment to add equipment and personnel to scale operations and complete the buildout of our tasting room.
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Early Investor Bonus: The investment multiple is increased to 1.8 for the next $100,000 invested.
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INVESTOR PERKS

Old Humble Distilling Company is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Membership to Roughneck Social Club Invest $1,000 or more to qualify. Unlimited available

As a Thank You for your $5,000 investment in Old Humble, you will receive a Membership in the Roughneck Social Club (our exclusive VIP program).

Name Printed on Honor Board Invest $5,000 or more to qualify. Unlimited available

As a Thank You for your $1,000 investment in Old Humble, we will feature your name on the Honor Board in our Tasting Room.

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THE TEAM
Joseph Breda
Owner

Joseph Breda calls himself a "spirit guide." He has over 25 years of brewing and distilling experience

He started the Big Thicket Distilling Company in 2012. In 2015 he moved the company to Humble, Texas and rebranded it as the Old Humble Distililng Company. For 7 years the company operated on a part time basis as he learned about the distilling industry in Texas and in 2019 he left his full time job to commit his full attention to growing the Old Humble Distilling Company.

"The time was right. We have the right distributor, the right retail partners, and a new facility to handle our growth. Everything is in place to take the distillery to the next level. We are ready." - Joseph Breda

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OUR OFFERINGS

The Old Humble Distilling Company was founded on one mission: Make the best bourbon, period. As our bourbon matures, so too will our mission so that we can add more spirits and expand our menu of offerings that reflect the true taste and texture of Texas and the heritage of the Humble oilfields. But as we grow we will never take our eye off the core business of making the best bourbon, period. Because life is too short for bad whiskey and too long to do nothing about it.

Straight Whiskey - This whiskey is made from nearly 90% from corn and 10% barley to give the whiskey a soft, sweet flavor. It's aged 5 years in used bourbon barrels, and handcrafted and bottled in Humble, Texas.
Special Reserve Whiskey - We take a portion of our Straight Whiskey and finish it in new, 5 gallon bourbon barrels. This gives us a rich, dark, smoky whiskey with a smooth, clean flavor.
Boomtown Bourbon - This meticulously hand-crafted bourbon pays homage to the good oil days that literally put Humble on the map. It is a traditional tri-grain bourbon that reminds you what bourbon is supposed to taste like.
Coming soon: Lumberyard Rye - Before Humble was an oil boomtown it was a lumber town, this spicy whiskey reflects that heritage
Coming soon: JP's Peach Brandy - An exact replica of a 180 year old peach brandy recipe from Jean Philippe Breda, the first Breda to settle in America and the first distiller in the family.
Coming soon: Old Humble's Rice Whiskey - Saito Saibata is credited with establishing the rice industry on the Texas Gulf Coast and the Humble area is home to some of the largest rice fields in the state.
Coming soon: Old Humble Honey Rum - Made with locally cultivated honey, our honey rum is a delightfully sweet treat
Coming soon: Old Humble Black Magic Coffee Liqueur - Straight Whiskey infused with cold brew coffee, and lightly sweetened for a delicious mix of flavors
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INTENDED USE OF FUNDS

Funds will be used to expand our operations, grow our sales, complete our buildout, and grow our distribution beyond the state of Texas.

Install a steam generator for full scale bourbon production.
Hire a distiller's assistant and promotions staff so that our founder can focus on promotions and sales
Complete the buildout of our tasting room and event space
Hire full time promotions staff to operate the tasting room and expand distribution outside Texas
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Equipment $40,000
Distilling Assistant/Personnel $17,000
Tasting Room and Event Space $18,000
Marketing and promotions $19,000
Mainvest Compensation $6,000
Total $100,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $553,000 $992,082 $1,240,103 $1,364,113 $1,432,319
Cost of Goods Sold $156,000 $279,864 $349,830 $384,812 $404,052
Gross Profit $397,000 $712,218 $890,273 $979,301 $1,028,267

EXPENSES

Rent $30,000 $30,750 $31,518 $32,305 $33,112
Overhead $76,500 $78,412 $80,372 $82,381 $84,440
Salaries $54,000 $96,876 $121,095 $133,204 $139,864
Marketing $58,500 $59,962 $61,461 $62,997 $64,571

Operating Profit $178,000 $446,218 $595,827 $668,414 $706,280

This information is provided by Old Humble Distilling Company. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

2018 Balance Sheet

2018 Income Statement

2019 Balance Sheet

2019 Income Statement

Investment Round Status

$100,000

TARGET

$250,000

MAXIMUM

This investment round closes on February 17, 2021. 0 people have invested so far.

Summary of Terms

Legal Business Name Big Thicket Distilling Company

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $100,000 invested

1.8×

Investment Multiple 1.5×

Business's Revenue Share 2.2%-5.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1, 2028

Financial Condition

Historical milestones

Old Humble Distilling Company has been operating since November, 2012 and has since achieved the following milestones:

Relocated from Conroe, TX to Humble, TX

Achieved revenue of $57,689 in 2018, which then went to $50,043 in 2019.

Had Cost of Goods Sold (COGS) of $18,297, which represented gross profit margin of 31.7% in 2018. COGS were then $13,970 the following year, which implied gross profit margin of 27.9%.

Achieved gross profit of $39,571 in 2018, which then decreased to $36,073 in 2019.

Historical financial performance is not necessarily predictive of future performance.

Other outstanding debt or equity

As of November 30th, 2020, Old Humble Distilling Company has debt of $5,079 outstanding. This debt is sourced primarily from Chase Credit Card accounts and will be senior to any investment raised on Mainvest. In addition to the Old Humble Distilling Company's outstanding debt and the debt raised on Mainvest, Old Humble Distilling Company may require additional funds from alternate sources at a later date.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Old Humble Distilling Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Old Humble Distilling Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Old Humble Distilling Company is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Old Humble Distilling Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Old Humble Distilling Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Old Humble Distilling Company nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Old Humble Distilling Company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Old Humble Distilling Company is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Old Humble Distilling Company will carry some insurance, Old Humble Distilling Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Old Humble Distilling Company could incur an uninsured loss that could damage its business.

Future Investors Might Have Superior Rights

If Old Humble Distilling Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Old Humble Distilling Company or management), which is responsible for monitoring Old Humble Distilling Company's compliance with the law. Old Humble Distilling Company will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Old Humble Distilling Company is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Old Humble Distilling Company fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Old Humble Distilling Company, and the revenue of Old Humble Distilling Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Old Humble Distilling Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by Old Humble Distilling Company. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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